Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

Pension Funds and the Chilean Pension System

On January 29, 2025, Congress approved a reform to the Chilean Pension System (the “Reform”). The main amendments introduced by the Reform include, among others:

1.	New Employer Contribution: An 8.5% contribution on taxable wages, with a gradual implementation over nine years, which may be extended by up to two additional years if an external evaluation of Chile’s tax compliance law determines lower-than-expected revenue collection. Of this percentage, 4.5% will be allocated to individual savings accounts, gradually increasing to 6% over 30 years. The remaining 4% will be managed by the Autonomous Pension Protection Fund (“FAPP”) and divided into two components: (i) 1.5% allocated to a contribution with protected returns (“Contribution with Protected Returns”), and (ii) 2.5% allocated to the Disability and Survivorship Insurance (SIS) and compensation for women due to higher life expectancy.

2.	Creation of the Autonomous Pension Protection Fund (FAPP): The FAPP will be an autonomous public entity, managed by a governing council responsible for overseeing and investing its resources. Its revenues will come from a 2.5% contribution on workers’ taxable income, the 1.5% allocated to the Contribution with Protected Returns, a government loan of up to US$900 million, a permanent government contribution starting on the third year of the Reform, and the returns on its investments in the capital markets that are expected to be made using FAPP’s resources that are not allocated to benefit payments.

3.	Contribution with Protected Returns: To support the pension system’s transition, a temporary Contribution with Protected Returns are expected to be implemented for 30 years. During the first 20 years, employees are required to contribute 1.5% of their taxable wages. After this period, the rate will gradually decrease by 0.15% per year until it reaches 0%. The Contribution with Protected Returns is intended to function as a loan from employees to Chile. Employees are expected to be repaid upon retirement, with adjustments and interest. To ensure repayment, Chile intends to issue a UF-denominated bond in favor of the employee and backed by a state guarantee. This guarantee will only be effective if the FAPP’s resources are insufficient to cover bond payments. The bond, which will be non-tradable and held in custody at the Central Securities Depository (DCV), will accrue annual real interest based on the prevailing rate of General Treasury Bonds. Upon reaching retirement age, the bond is intended to be converted into an Amortization Bond, repaid in monthly installments over 20 years at an interest rate equivalent to that of 20-year Treasury Bonds (BTU-20).

4.	Benefit for Contributed Years: This benefit is designed to enhance pensions for current retirees and those retiring within the next 30 years. Eligible individuals are expected to receive an additional payment of 0.1 UF (Unidades de Fomento, “UF” for its acronym in Spanish) per contributed year, up to a maximum of 2.5 UF per month. To qualify, women must have contributed for at least 10 years during the first decade of the Reform, increasing to 15 years thereafter. Men will need a minimum of 20 years of contributions. This benefit is expected to be temporary and financed through the 1.5% Contribution with Protected Returns.

5.	Compensation for Women Due to Life Expectancy Differences: To help close the pension gap between men and women, the reform introduces a compensation mechanism ensuring that individuals with the same retirement age, savings, and family structure receive equal pension amounts. This benefit will range from a minimum of 0.25 UF per month to a maximum of 18 UF per year. To incentivize later retirement, full compensation is expected to be granted if women retire at 65 years old, and a proportional percentage of the benefit if they retire before they are 65 years old.

6.	Increase in the Universal Guaranteed Pension: The PGU (Pensión Garantizada Universal, “PGU” for its acronym in Spanish) will increase to Ps. 250,000 per month and will be implemented gradually among different age groups of the population. Six months after the Reform’s enactment, the new amount will be paid to beneficiaries aged 82 and older. Eighteen months after the Reform’s enactment, it will be extended to beneficiaries aged 75 and older. Lastly, thirty months after the Reform’s enactment, the PGU will become available to all beneficiaries aged 65 and older.

7.	Changes to the Investment Plan: The multi-fund plan for the Chile’s Pension Fund Administrators (“AFPs”) will be replaced by generational-funds plans. Under this new model, each worker will be assigned to a specific fund based on their birth year. The investment strategy will be designed to automatically adjust risk levels, gradually reducing exposure to higher-risk assets as the individual nears retirement age.

8.	New Industry Regulations: Currently, the Private Pensions Funds Act requires each AFP to maintain a capital reserve fund equal to 1% of the value of its pension funds. Under the Reform, AFPs will be required to invest 30% of the commissions collected over the past 12 months. Additionally, 10% of all affiliates will be assigned to the AFP offering the lowest commission every 24 months, fostering competition and reducing costs for future pensioners.

2025 Budget

On December 13, 2024, Law No. 21,722 was published in the Official Gazette, approving the 2025 budget (“2025 Budget”) as submitted by the Chilean government to Congress in September 2024. The following table sets forth the main macroeconomic assumptions underlying the 2025 Budget when the bill was submitted to Congress:

2025 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.7
Real domestic demand growth (% change compared to the prior year)	3.4
CPI (% change December 2022/2023 compared to December 2023/2024, as applicable)	4.2
Annual average nominal exchange rate (Ps./US$1.00)	887
Annual average copper price (US$ cents per pound)	430
Source: Chilean Budget Office.

As part of the quarterly update of the figures contained in the Public Finances Report (Informe de Finanzas Públicas), the macroeconomic assumptions underlying the 2025 Budget were updated. As a result, the following table sets forth the current macroeconomic assumptions as of March 2025 underlying the 2025 Budget:

Current Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.5
Real domestic demand growth (% change compared to the prior year)	2.5
CPI (% change December 2023 compared to December 2022)	4.7
Annual average nominal exchange rate (Ps./US$1.00)	992
Annual average copper price (US$ cents per pound)	426
Source: Chilean Budget Office.

Under these assumptions, projected central government revenues, when measured in constant pesos of 2025, are expected to reach Ps. 76,362 billion in 2025. Projected central government expenditures, when measured in constant pesos of 2025, are expected to reach Ps. 81,903 billion in 2025. As a result, the effective deficit is expected to amount to 1.7% in 2025, while the central government’s gross debt is expected to reach 42.1% of GDP in 2025.

While the government believes that its assumptions and targets for the Chilean economy included in the 2025 Budget were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non- mining Imacec
2024
January	2.5	(0.9)	3.0
February	4.6	10.9	3.7
March	0.7	8.8	(0.6)
April	4.0	2.2	4.1
May	0.8	7.8	(0.2)
June	(0.1)	7.8	(1.2)
July	4.2	5.1	4.2
August	2.3	9.3	1.4
September	0.3	1.3	0.4
October	2.3	3.5	2.3
November	2.1	3.5	2.0
December	6.6	15.1	5.4
2025
January	2.5	(0.3)	2.9

Source: Chilean Central Bank.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the twelve-month period ended December 31, 2024, were China (which accounted for 24.7% of total imports), the United States (19.0%), Brazil (9.0%), Argentina (8.4%), Germany (3.3%) and Japan (2.4%). The primary destinations of Chile’s exports for the twelve-month period ended December 31, 2024, were China (which received 38.2% of Chile’s total exports), the United States (15.5%), Japan (8.5%), South Korea (4.7%) and Brazil (5.1%). For the twelve-month period ended December 31, 2024, Chile’s exports to Asia, as a percentage of total exports, decreased to 57.5% from 58.0% in 2023, while the proportion of Chile’s exports to the United States increased to 15.5% from 15.2% for the same period in 2023.

For the twelve-month period ended December 31, 2024, merchandise exports totaled US$100.2 billion and merchandise imports totaled US$78.0 billion. Intermediate goods, such as oil and other fossil fuels, accounted for 53.3% of total imports for the twelve-month period ended December 31, 2024 reflecting no significant variation compared to the same period in 2023. Imports of consumer goods amounted to 27.0% of total imports for the twelve-month period ended December 31, 2024, which were higher compared to 25.8% for the same period in 2023. Imports of capital goods accounted for 19.7% of total imports for that period compared to 20.3% for the same period in 2023.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Twelve-month period ended December 31,
	2023	2024
Exports (FOB)
Americas:
Argentina	0.9	0.8
Brazil	4.5	5.1
Mexico	1.9	1.7
United States	15.2	15.5
Other	8.0	7.2
Total Americas:	30.6	30.4
Europe:
France	1.1	1.1
Germany	1.1	1.2
Netherlands	1.7	1.8
Spain	1.3	1.8
United Kingdom	0.5	0.5
Other	4.5	4.4
Total Europe:	10.1	10.9
Asia:
Japan	7.2	8.5
South Korea	6.2	4.7
Taiwan	1.3	1.0
China	39.1	38.2
Other	4.2	5.0
Total Asia:	58.0	57.5
Other:(1)	1.3	1.2
Total exports:	100.0%	100.0%
Imports (CIF)
Americas:
Argentina	6.6	8.4
Brazil	10.4	9.0
Mexico	2.0	2.4
United States	19.9	19.0
Other	9.0	8.4
Total Americas:	47.9	47.2
Europe:
France	1.4	1.3
Germany	3.3	3.3
Netherlands	0.6	0.6
Spain	2.2	2.3
United Kingdom	0.6	0.7
Other	6.5	6.8
Total Europe:	14.6	15.0
Asia:
Japan	2.9	2.4
South Korea	1.7	1.8
Taiwan	0.3	0.3
China	23.4	24.7
Other	5.6	5.7
Total Asia:	33.8	35.0
Other:(1)	3.7	2.9
Total imports:	100.0%	100.0%

Notes:

(1)            Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation
(% change from the previous period)

	CPI	PPI(1)
Year ended December 31, 2023	3.4	(0.7)
Year ended December 31, 2024	4.5	11.2
One-month period ended January 31, 2025	4.9	12.7

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

Exchange Rate Policy

The Chilean peso traded at Ps. 937.45/US$1.00 on March 12, 2025.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.60	781.49	839.07	884.59
Year ended December 31, 2024	996.35	877.12	943.58	992.12
Two-month period ended February 28, 2025	1,012.76	939.54	979.74	951.21
March 2025 (through March 12, 2025)	954.22	926.52	939.53	937.45

Notes:

(1)          Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On January 6, 2025, one Unidad de Fomento was equal to Ps. 38,431.55.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Year ended December 31, 2024	38,416.69	36.679,62	37,508.22	38,416.69
Three-month period ended March 31, 2025	38,894.11	38,362.10	38,566.68	38,894.11

Notes:

(1)           Represents the average daily rates.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$41.0 billion as of January 31, 2025, compared to US$43.7 billion as of January 31, 2024.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of January 31,
	2024	2025
Chilean Central Bank:
Assets:
Gold	16	22
Special Drawing Rights (SDRs)	3,438	3,415
Reserve position in the IMF	648	578
Foreign exchange and bank deposits	5,036	1,269
Securities	37,946	39,205
Other assets(1)	—	—
Total	47,085	44,490
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	—	—
Accounts with international organizations	85	83
SDR allocations	3,344	3,272
Short Term Liabilities	—	101
Total	3,429	3,456
Total international reserves, net	43,655	41,034

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following table sets forth the monetary aggregates as of the dates indicated:

Monetary Aggregates
(in billions of Chilean pesos)

	As of February 28,
	2024	2025
Currency in circulation	10,423.2	10,742.9
Demand deposits at commercial banks	8,571.3	8,044.1
Monetary Base	18,994.5	18,787.0
Currency in circulation	10,423.2	10,742.9
Demand deposits at commercial banks	47,770.5	50,263.6
M1(1)	58,193.7	61,006.5
Total time and savings deposits at banks	123,874.0	128,263.5
Others	2,392.7	2,993.4
M2(2)	184,460.5	192,263.3
Foreign currency deposits at Chilean Central Bank	32,105.0	29,384.8
Documents of Chilean Central Bank	22,159.5	16,311.2
Letters of Credit	80.1	67.2
Private Bonds	35,789.4	38,874.1
Others	66,314.4	80,594.3
M3(3)	340,908.8	357,494.8

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from December 31, 2023)

As of December 31, 2024
M1 (% change)	6.7
M2 (% change)	6.1
Credit from the financial system (% change)	3.6
Average annual Chilean peso deposit rate (%)(1)	1.2

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of December 31,
	2023	2024
Liquidity aggregates (at period end)	16,791	18,079
Monetary base:
Currency, excluding cash in vaults at banks	10,524	10,852
M1(1)	58,005	61,887
M2(2)	181,610	192,711
M3(3)	333,719	356,288
Credit aggregates (at period end):
Private sector credit	224,808	233,464
Public sector credit	17,255	20,884
Total domestic credit(4)	198,472	201,852
Deposits:(4)
Chilean peso deposits	187,593	197,469
Foreign-currency deposits	36,676	39,829
Total deposits	224,269	237,298

Notes:

(1)            Currency in circulation plus Chilean peso-denominated demand deposits.

(2)            M1 plus Chilean peso-denominated savings deposits.

(3)            M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.

(4)            Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of January 31, 2025
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	361,212	85.1%	329,449	85.0%	181,578	83.0%	31,763	86.4%
Foreign owned private sector banks(2)	1,966	0.5%	1,196	0.3%	875	0.4%	771	2.1%
Private sector total	363,179	85.6%	330,645	85.3%	182,454	83.5%	32,534	88.5%
Banco Estado	61,217	14.4%	56,977	14.7%	36,129	16.5%	4,240	11.5%
Total banks	424,396	100.0%	387,622	100.0%	218,583	100.0%	36,774	100.0%

Notes:

(1)            Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)            Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of October 31, 2024 would be as follows: assets: 41.0%, loans: 40.9%, deposits: 35.1% and shareholders’ equity: 42.5%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of January 31, 2025
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	66,738.2	16.7%
Banco del Estado de Chile	57,765.8	14.4%
Banco de Chile	53,486.3	13.4%
Banco de Crédito e Inversiones	84,031.3	21.0%
Banco Itaú Chile	42,037.6	10.5%
Other banks	96,409.3	24.1%
Total Banking System	400,468.6	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of January 31,
	2024	2025
Return on assets	0.1	0.1
Return on equity	1.0	0.9
Non-performing loans as a percentage of total loans	2.2	2.4
Gross operational margin/assets	0.1	0.1
Operating expenses/operating revenue	116.2	152.5
Operating expenses/average total assets	0.2	0.2

Source: CMF

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of December 31, 2024:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of December 31, 2024	183.9	72.8	78.6	n.a.	n.a.	335.3

Notes:

(1)            Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Stock Exchanges

The table below summarizes recent value and volume indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

	Market Capitalization	Annual Trading Volume
	(in billions of	(in billions of	S&P/CLX	S&P/CLX
As of December 31,	US$)	US$)	IGPA(1)	IPSA(2)
2023	186.9	799.5	31,437.03	6,197.77
2024	165.8	895.1	33,683.91	6,710.02

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-based stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

Pension Funds and the Chilean Pension System

As of December 31, 2024, the AFPs held aggregate financial assets totaling approximately US$183.9 billion, compared to US$185.9 billion as of December 31, 2023.

Public Sector Finances

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the contributions to and withdrawals from the FRP during the periods indicated, as well as the assets of the FRP at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2023	1,640.5	(299.9)	8,638.6
2024	607.2	(303.6)	9,378.3

Economic and Social Stabilization Fund

The table below sets forth the contributions to and withdrawals from the FEES during the periods indicated, as well as the assets of the FEES at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2023	—	(1,640.5)	6,030.1
2024	—	(2,407.2)	3,618.2

Government Revenue

Taxation

In 2024, tax revenues represented 17.8% of GDP, reflecting a decrease of 0.2% compared to 2023.

PUBLIC SECTOR DEBT

Central Government External Bonds

As of March 10, 2025, Chile had the following global bonds outstanding:

•	3.125% US$264,832,000 Notes due March 27, 2025;

•	1.750% €975,280,000 Notes due January 20, 2026;

•	3.125% US$600,788,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$1,700,000,000 Notes due January 22, 2029;

•	1.440% €670,697,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	3.875% €1,600,000,000 Notes due July 9, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	3.750% €1,700,000,000 Notes due January 14, 2032;

•	2.550% US$1,500,000,000 Notes due January 27, 2032;

•	2.550% US$2,250,000,000 Notes due July 27, 2033;

•	3.500% US$1,500,000,000 Notes due January 31, 2034;

•	4.125% €1,175,688,963 Notes due July 5, 2034;

•	4.950% €1,649,852,623 Notes due January 5, 2036;

•	1.300% €750,000,000 Notes due July 26, 2036;

•	5.650% US$1,600,000,000 Notes due January 13, 2037;
•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2054;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of March 10, 2025, Chile had the following local bonds outstanding:

•	0.0% Ps. 750,000 million treasury bonds due August 26, 2025;

•	0.0% Ps. 1,050,000 million treasury bonds due October 24, 2025;

•	0.0% Ps. 650,000 million treasury bonds due November 26, 2025;

•	4.5% Ps. 1,157,520 million treasury bonds due March 1, 2026;

•	0.0% Ps. 3,466,745 million treasury bonds due May 6, 2027;

•	4.9% Ps. 940,075 million treasury bonds due Nov 1, 2027;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 828,435 million treasury bonds due October 1, 2028;

•	0.0% Ps. 4,376,510 million treasury bonds due April 1, 2029;

•	5.8% Ps. 2,202,570 million treasury bonds due October 1, 2029;

•	4.7% Ps. 4,376,510 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps. 5,147,180 million treasury bonds due April 1, 2033;

•	2.8% Ps. 305,515 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,280,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.2% Ps. 2,021,980 million treasury bonds due October 1, 2040;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,720,565 million treasury bonds due July 15, 2050;

•	6.1% Ps. 769,600 million treasury bonds due Abril 1, 2056;

•	2.6% UF 435 thousand treasury bonds due September 1, 2025;

•	1.5% UF 92,719 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 134,163 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 143,953 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 92,200 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 154,630 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 188,450 thousand treasury bonds due January 1, 2044;

•	2.1% UF 117,564 thousand treasury bonds due July 15, 2050; and
•	2.8% UF 27,400 thousand treasury bonds due November 1, 2055.